# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Astrotech Corporation, CIK 0001001907
CUSIP: 046484309
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2105 Donley Drive, 100, Austin, Texas (TX), 78758
Date of event which requires filing of this statement: 10/03/2025
Filed by CIK 0001373604
Persons authorized to receive notices and communications: Braden M Leonard, 65 E Cedar, Suite 2, Zionsville, Indiana (IN), 46077, 317-344-2447

## Reporting persons
- BML Investment Partners, L.P. (CIK 0001373604): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.
- Leonard Braden Michael (CIK 0001373603): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Astrotech Corporation
Address of issuer's principal executive offices: 2105 Donley Drive, 100, Austin, Texas (TX), 78758

## Item 2. Identity and Background
Name of person filing: This statement is being filed by BML Investment Partners, L.P., a Delaware limited partnership, and Braden M. Leonard. BML Capital Management, LLC, an Indiana limited liability company, is the general partner to BML Investment Partners, L.P. Braden M. Leonard is the sole managing member of the general partner.
Residence or business address: 65 E Cedar Suite 2, Zionsville, IN 46077
Present principal occupation or employment:
BML Investment Partners, L.P. The business address of BML Investment Partners, L.P. is 65 E Cedar Suite 2, Zionsville, IN 46077. The principal business of BML Investment Partners, L.P. is to purchase, sell, trade and invest in securities.

BML Capital Management, LLC The business address of BML Capital Management, LLC is 65 E Cedar ,Suite 2, Zionsville, IN 46077. The principal business of BML Capital Management, LLC is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard business address is 65 E Cedar Suite 2, Zionsville, IN 46077. Mr. Leonards principal business is to serve as managing member of BML Capital Management, LLC.
Criminal convictions in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: BML Investment Partners, L.P. shares of Common Stock which were acquired using approximately $3.77 million of working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: On October 3, 2025 the Reporting Person sold all shares held by the reporting person, which required an update to the 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days:
On October 3, 2025, BML Investment Partners sold 220,410 shares in multiple transactions at a weighted average price of $7.1305.

On October 3, 2025, Braden M Leonard sold 9,166 shares at $5.83.
Other persons with the right to receive dividends or sale proceeds: Braden M Leonard is the Managing Member of BML Capital Management, LLC, which is the General Partner to BML Investment Partners, L.P.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 10/3/25

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, Braden M Leonard - Managing Member of BML Capital Management, LLC (10/07/2025)
- Leonard Braden Michael: Braden Michael Leonard, Braden Michael Leonard (10/07/2025)